FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT NOVEMBER 12, 2002

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes “ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information

Telecom Italia Representatives Resign from Telekom
Austria Supervisory Board in Line with Passed Resolutions

Vienna, November 12, 2002 — Following the closing of Telecom Italia International’s disposal of 75 million Telekom Austria shares on November 8, 2002 and the consequent termination of the syndicate agreement between the two main shareholders ÖIAG and Telecom Italia, both Telecom Italia’s representatives, Francesco Saverio Bruno and Giampaolo Zambeletti, have resigned from Telekom Austria’s supervisory board.

This is in line with the resolutions passed on June 6, 2002 between the two main shareholders which provided for the termination of the syndicate agreement once Telecom Italia’s stake in Telekom Austria has fallen below 20%.

The lock-up resolutions met by ÖIAG and Telecom Italia with the joint book runners within the framework of the disposal remain unaffected by these changes.

Following Telecom Italia’s share disposal, the new Telekom Austria shareholders’ structure is as follows:

	Number of
	ordinary shares	Stake in %

ÖIAG (Republic of Austria)	235,872,588	47.2%
Telecom Italia International N.V.	73,917,065	14.8%
Free Float (including employees)	190,210,347	38.0%
Total number of shares	500,000,000	100.0%

Contact:

Hans Fruhmann
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-20917
E-mail: hans.fruhmann@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: November 12, 2002